Exhibit 99.2

LAKE SHORE GOLD CORP.

Condensed Consolidated Interim Financial Statements

(March 31, 2014 and 2013)

(unaudited)

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in thousands of Canadian dollars, unaudited )

As at	Note	March 31, 2014	December 31, 2013

Assets
Current assets
Cash and cash equivalents		$38,819	$33,120
Receivables and prepaids		4,721	3,589
Inventories and stockpiled ore	6	22,864	20,378
		66,404	57,087
Non-current assets
Available for sale financial assets		416	416
Investments in associates	7	1,480	1,749
Restricted cash		7,343	7,095
Mining interests	8	531,685	531,585
		$607,328	$597,932

Liabilities
Current liabilities
Accounts payable and accrued liabilities		$25,524	$21,619
Current portion of finance lease obligations		5,040	3,446
Current portion of long term debt	9	13,524	13,339
		44,088	38,404
Non-current liabilities
Finance lease obligations		6,866	6,150
Long term debt	9	114,020	116,686
Share-based liabilities		1,281	754
Environmental rehabilitation provision		4,789	4,770
		126,956	128,360

Equity
Share capital		1,017,384	1,017,262
Equity portion of convertible debentures		14,753	14,753
Reserves		31,687	31,388
Deficit		(627,540)	(632,235)
		436,284	431,168
		$607,328	$597,932

See accompanying notes to the condensed consolidated interim financial statements

Approved by the Board

[signed Alan Moon]	[signed Arnold Klassen]

Alan Moon	Arnold Klassen
Director, Chair of the Board of Directors	Director, Chair of the Audit Committee

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in thousands of Canadian dollars, except per share amounts, unaudited)

For the three months ended March 31,	Note	2014	2013

Revenue		$61,459	$42,857
Production costs	3	(29,565)	(26,124)
Depletion and depreciation		(17,497)	(12,873)
Earnings from mine operations		14,397	3,860

Expenses
General and administrative		(3,653)	(3,005)
Exploration and evalution		(234)	(423)
Share of loss of investments in associates	7	(269)	(319)
Earnings from operations and associates		10,241	113
Other (loss) income, net	4	(607)	2,376
Finance items	5
Finance income		89	181
Finance expense		(5,028)	(3,282)
Net earnings (loss)		$4,695	$(612)

Other comprehensive income (loss)
Items that may be reclassified subsequently to profit or loss
Other comprehensive loss from continuing operations, net of tax
Unrealized loss on available for sale investments		—	(236)
Other comprehensive income from discontinued operations
Exchange differences on translation of foreign operations	7	—	156
Comprehensive income (loss) from continuing operations		$4,695	$(848)
Comprehensive income from discontinued operations		—	156
Total comprehensive income (loss)		$4,695	$(692)

Basic and diluted income (loss) per share	10(b)	$0.01	$(0.00)

Weighted average number of common shares outstanding (in 000’s) note 10(b)
Basic		416,648	416,275
Diluted		418,884	416,275

See accompanying notes to the condensed consolidated interim financial statements

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of Canadian dollars, unaudited)

For the three months ended March 31,	Note	2014	2013

Operating Activities

Net earnings (loss)		$4,695	$(612)
Add (Deduct):
Depletion and depreciation		17,508	12,907
Share-based payments expense		847	640
Share of loss of investments in associates		269	319
Other loss (income), net		607	(2,376)
Finance income		(89)	(181)
Interest received		49	59
Finance expense		5,028	3,282
Interest paid		(3,957)	(4,234)
Change in non-cash operating working capital	11	(29)	6,392
Net cash flow provided by operating activities		24,928	16,196

Investing Activities
Additions to mining interests, including movements in working capital		(14,112)	(41,071)
Restricted cash		(248)	—
Net cash flow used in investing activities		(14,360)	(41,071)

Financing Activities

Proceeds from long term debt, net of transaction costs		—	34,927
Long term debt payments	9(a(i))	(4,075)	(4,690)
Payment of finance lease obligations		(857)	(2,285)
Exercise of stock options		55	23
Net cash (used in) provided by financing activities		(4,877)	27,975

Impact of foreign exchange on cash balances		8	67

Increase in cash and cash equivalents during the period		5,699	3,167
Cash and cash equivalents at beginning of year		33,120	48,715
Cash and cash equivalents at end of period		$38,819	$51,882

Supplemental cash flow information note 11

See accompanying notes to the condensed consolidated interim financial statements

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in thousands of Canadian dollars, except for share information, unaudited)

				Equity	Reserves
		Share capital		portion of convertible		Share-based	Investment revaluation
	Note	Shares (‘000s)	Amount	debentures	Warrants	payments	reserve	Deficit	Equity
At January 1, 2014		416,620	$1,017,262	$14,753	$2,469	$28,682	$237	$(632,235)	$431,168
Shares issued as part of various agreements	8	50	45		—	—	—		45
Share based payments	10 (a(ii))	—	—	—	—	320	—	—	320
Stock-options exercised (including transfer from share-based payments reserves of $21)		65	77	—	—	(21)	—	—	56
Net income and compehensive income		—	—	—	—	—	—	4,695	4,695
At March 31, 2014		416,735	$1,017,384	$14,753	$2,469	$28,981	$237	$(627,540)	$436,284

					Reserves
		Share capital		Equity portion of			Currency	Investment
	Note	Shares (‘000s)	Amount	convertible debentures	Warrants	Share-based payments	translation adjustment	revaluation reserve	Deficit	Equity
At January 1, 2013		415,654	$1,016,524	$14,753	$2,469	$26,259	$(3,967)	$(1,549)	$(398,766)	$655,723
Shares issued as part of various agreements (net of share issue costs of $30)		936	702	—	—	—	—	—	—	702
Share based payments	10(a(ii))	—	—	—	—	615	—	—	—	615
Stock-options exercised (including transfer from share-based payments reserves of $13)		30	36	—	—	(13)	—	—	—	23
Net loss		—	—	—	—	—	—	—	- 612	(612)
Other comprehensive income (loss), net of tax		—	—	—	—	—	156	(236)	—	(80)
Total comprehensive loss							156	(236)	(612)	(692)
At March 31, 2013		416,620	$1,017,262	$14,753	$2,469	$26,861	$(3,811)	$(1,785)	$(399,378)	$656,371
Share based payments		—	—	—	—	1,821	—	—	—	1,821
Net loss		—	—	—	—	—	—	—	$(232,857)	(232,857)
Other comprehensive income (loss), net of tax		—	—	—	—	—	3,811	2,022	—	5,833
Total comprehensive loss						1,821	3,811	2,022	(232,857)	(225,203)
At December 31, 2013		416,620	$1,017,262	$14,753	$2,469	$28,682	$—	$237	$(632,235)	$431,168

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013

(in thousands of Canadian dollars, except for share information and per share amounts, unaudited)

1.              DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Lake Shore Gold Corp. (“Lake Shore Gold” or the “Company”) is a publicly listed company, incorporated in Canada; the Company’s shares are traded on the Toronto Stock Exchange and on the NYSE MKT stock exchange. The head office, principal address and record office are located at 181 University Avenue, Suite 2000, Toronto, Ontario, Canada, M5H 3M7. The Company is primarily engaged in the operation, exploration and development of three gold complexes located in the Timmins Gold Camp in Timmins, Ontario; the Company also has certain exploration properties in Quebec. The Company is in commercial production at its Timmins West Mine and Bell Creek Mine.

2.              BASIS OF PREPARATION

The condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”), and follow the same accounting policies and methods of application as the annual consolidated financial statements of the Company for the year ended December 31, 2013, except as noted below under changes in accounting policies. These condensed consolidated interim financial statements do not contain all disclosures required by IFRS and accordingly should be read in conjunction with the 2013 annual consolidated financial statements and the notes thereto.

These condensed consolidated interim financial statements have been prepared under the historical cost convention, except for certain financial instruments, as set out in the accounting policies in note 3 of the 2013 annual consolidated financial statements.

The preparation of financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the condensed consolidated interim financial statements, are disclosed in note 4 of the 2013 annual consolidated financial statements.

CHANGES IN ACCOUNTING POLICIES

The Company has adopted the following new standards, along with any consequential amendments, effective January 1, 2014. These changes were made in accordance with the applicable transitional provisions.

IAS 32, Financial instruments: presentation

IAS 32, Financial instruments: presentation was amended by the IASB in December 2011. The amendment clarifies that an entity has a legally enforceable right to offset financial assets and financial liabilities if that right is not contingent on a future event and it is enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties. The amendment to IAS 32 is effective for annual periods beginning on or after January 1, 2014. The amendment to the standard did not have any impact on the Company’s condensed consolidated interim financial statements.

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013

(in thousands of Canadian dollars, except for share information and per share amounts, unaudited)

IAS 36, Impairment of assets

IAS 36, Impairment of assets, was amended by the IASB in May 2013.  The amendments require the disclosure of the recoverable amount of impaired assets when an impairment loss has been recognized or reversed during the period and additional disclosures about the measurement of the recoverable amount of impaired assets when the recoverable amount is based on fair value less costs of disposal, including the discount rate when a present value technique is used to measure the recoverable amount. The amendments to IAS 36 are effective for annual periods beginning on or after January 1, 2014. The amendments to the standard did not have any impact on the Company’s condensed consolidated interim financial statements.

IAS 39, Financial instruments: recognition and measurement

IAS 39, Financial instruments: recognition and measurement, was amended by the IASB in June 2013. The amendments clarify that novation of a hedging derivative to a clearing counterparty as a consequence of laws or regulations or the introduction of laws or regulations does not terminate hedge accounting. The amendments to IAS 39 are effective for annual periods beginning on or after January 1, 2014. The amendments to the standard did not have any impact on the Company’s condensed consolidated interim financial statements.

IFRIC 21, Levies

IFRIC 21, Levies was issued in May 2013 and is an interpretation of IAS 37, Provisions, Contingent Liabilities and Contingent Assets. The interpretation clarifies the obligating event that gives rise to a liability to pay a levy. IFRIC 21 is effective for periods beginning on or after January 1, 2014. IFRIC 21 did not have a significant impact on the Company’s condensed consolidated interim financial statements.

ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

IFRS 9, Financial Instruments

IFRS 9, Financial Instruments (“IFRS 9”) was issued by the IASB on October 28, 2010, and will replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Two measurement categories continue to exist to account for financial liabilities in IFRS 9; fair value through profit or loss (“FVTPL”) and amortized cost. Financial liabilities held-for-trading are measured at FVTPL, and all other financial liabilities are measured at amortized cost unless the fair value option is applied. The treatment of embedded derivatives under the new standard is consistent with IAS 39 and is applied to financial liabilities and non-derivative host contracts not within the scope of this standard.  The effective date for this standard is for annual periods beginning on or after January 1, 2018.  The Company is currently evaluating the impact of IFRS 9 on its consolidated financial statements.

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013

(in thousands of Canadian dollars, except for share information and per share amounts, unaudited)

3.              PRODUCTION COSTS

Three months ended March 31,	2014	2013
Raw materials and consumables	$14,166	$9,046
Salaries and employee benefits	8,829	8,289
Contractors	5,593	4,338
Definition and delineation drilling	1,301	1,925
Royalties	1,330	1,112
Rentals and operating leases	301	263
Change in inventories	(2,144)	1,012
Share based payments	95	126
Other	94	13
	$29,565	$26,124

4.              OTHER (LOSS) INCOME

Three months ended March 31,	2014	2013
Unrealized and realized gain on embedded derivatives note 9(a(i))	$987	$2,094
Unrealized and realized foreign exchange (loss) gain, net	(1,594)	320
Unrealized loss on warrants	—	(38)
Other (loss) income, net	$(607)	$2,376

Unrealized and realized foreign exchange gain for the three months ended March 31, 2014 includes $1,285 unrealized loss (same period in 2013 - $352 unrealized gain) from the mark to market of certain embedded derivatives (note 9(a(i))).

5.              FINANCE INCOME AND FINANCE EXPENSE

Three months ended March 31,	2014	2013

Interest income on bank deposits	$89	$181
Finance income	$89	$181

Borrowing costs and other interest expense	$(5,010)	$(3,269)
Unwinding of the discount on environmental rehabilitation provision	(18)	(13)
Finance expense	$(5,028)	$(3,282)
Net finance items	$(4,939)	$(3,101)

Borrowing costs for the three months ended March 31, 2014 and 2013 include the following:

Three months ended March 31,	2014	2013
Gold Loan interest expense and amortisation of transaction costs note 9(a(i))	$1,066	$1,597
Standby Line interest expense and unwinding of discount	1,220	909
Debentures interest and acretion	2,648	2,550
Borrowing costs before costs capitalized	$4,934	$5,056
Capitalized in mining interests	—	(1,901)
Borrowing costs	$4,934	$3,155

Other interest expense includes bank charges and interest expense related to finance leases of $76 for the three months ended March 31, 2014 (same period in 2013 - $114).

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013

(in thousands of Canadian dollars, except for share information and per share amounts, unaudited)

6.              INVENTORIES AND STOCKPILED ORE

As at	March 31, 2014	December 31, 2013
Gold in circuit	$12,611	$10,068
Stockpiled ore	2,871	3,902
Bullion	192	782
Materials and supplies inventory	7,190	5,626
	$22,864	$20,378

The cost of inventories and stockpiled ore recognized as an expense (excluding royalty expense of $1,330) during the three months ended March 31, 2014 is $28,235 (same period in 2013 - $25,012, excluding royalty expense of $1,112). There were no write downs or reversals of write downs of inventory to net realizable value during the three months ended March 31, 2014 and 2013.

7.              INVESTMENTS IN ASSOCIATES

The Company’s investments in associates are as follows:

	March 31, 2014			December 31, 2013
As at	Net book value	Fair value	Ownership	Net book value	Fair value	Ownership
Northern Superior Resources Inc.	$1,182	$2,022	23.82%	$1,349	$1,349	23.82%
Revolution Resources Corp.	$298	$801	22.45%	$400	$400	22.45%
	$1,480			$1,749

During the three months ended March 31, 2014, the Company recorded a loss of $269 (same period in 2013 - $319), representing the Company’s share on losses of its equity investments.

On January 30, 2013 the Company and Revolution Resources Corp. (“Revolution”) entered into an agreement for the sale of the Company’s Mexico subsidiary (which held 100% of the Company’s Mexico property portfolio) to Revolution for a number of shares of Revolution and other consideration.

The agreement closed on May 8, 2013 at which time the Company’s interest on Revolution increased to 22.5% (from approximately 7% before the transaction) and Revolution became an associate of Lake Shore Gold. As such, from May 8, 2013, Revolution is accounted under the equity method of accounting.

The net assets of the Mexico subsidiary were recorded as assets held for sale at December 31, 2012. There was no income or loss from discontinued operations for the three months ended March 31, 2014 and 2013; $156 of cumulative exchange differences from translation of foreign operations for the three months ended March 31, 2013 is included in other comprehensive income.

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013

(in thousands of Canadian dollars, except for share information and per share amounts, unaudited)

8.              MINING INTERESTS

Period ended March 31, 2014	Depletable	Non depletable	Total	Plant and equipment	Total
Cost
At January 1, 2014	$412,533	$104,509	$517,042	$165,192	$682,234
Additions, including transfer from construction in progress of $1,362	11,125	3	11,128	5,445	16,573
Construction in progress	—	—	—	158	158
Cost at March 31, 2014	$423,658	$104,512	$528,170	$170,795	$698,965
Accumulated depreciation and depletion
At January 1, 2014	$93,228	$—	$93,228	$57,421	$150,649
Depreciation	—	—	—	3,328	3,328
Depletion	13,303	—	13,303	—	13,303
Accumulated depreciation and depletion at March 31, 2014	$106,531	$—	$106,531	$60,749	$167,280
Carrying amount at March 31, 2014	$317,127	$104,512	$421,639	$110,046	$531,685

Year ended December 31, 2013	Depletable	Non depletable	Total	Plant and equipment	Total
Cost
At January 1, 2013	$501,107	$134,605	$635,712	$175,851	$811,563
Additions	57,461	302	57,763	3,193	60,956
Construction in progress additions net of transfers	—	—	—	38,232	38,232
Change in estimate and discount rate (environmental rehabilitation assets)	(540)	—	(540)	—	(540)
Sale leaseback transaction	—	—	—	(2,977)	(2,977)
Impairment charge	(145,495)	(30,398)	(175,893)	(49,107)	(225,000)
Cost at December 31, 2013	$412,533	$104,509	$517,042	$165,192	$682,234
Accumulated depreciation and depletion
At January 1, 2013	$47,779	$—	$47,779	$43,896	$91,675
Sale leaseback transaction	—	—	—	(821)	(821)
Depreciation	—	—	—	14,346	14,346
Depletion	45,449	—	45,449	—	45,449
Accumulated depreciation and depletion at December 31, 2013	$93,228	$—	$93,228	$57,421	$150,649
Carrying amount at December 31, 2013	$319,305	$104,509	$423,814	$107,771	$531,585

During the quarter ended March 31, 2014, the Company issued 50,000 common shares to certain First Nation communities, under an Impact and Benefits Agreement, valued at $45 and capitalized in mining interests.

The depreciation of plant and equipment utilized in capital development is capitalized ($345 for the three months ended March 31, 2014; $738 for same period in 2013).

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013

(in thousands of Canadian dollars, except for share information and per share amounts, unaudited)

9.              LONG TERM DEBT

As at	March 31, 2014	December 31, 2013
Gold Loan (a(i))	$16,064	$18,458
Standby Line (a(ii))	26,764	26,275
Convertible Debentures (b)	84,715	85,292
	$127,543	$130,025
Current portion of long term debt (a)	15,477	13,339
Long term debt	$112,066	$116,686

(a)         Sprott Resource Lending Partnership Credit Facility

On June 14, 2012, the Company signed a financing agreement with Sprott Resource Lending Partnership (“Sprott”) for a credit facility (the “Facility”) totaling up to $70,000, secured by the material assets of the Company. The Facility involves two components, a $35,000 gold loan (the “Gold Loan”), payable monthly starting on January 31, 2013 to May 31, 2015, and a standby line of credit (the “Standby Line”) for an additional $35,000. The transaction closed on July 16, 2012, at which time the Company received $35,000 for the Gold Loan. The Standby Line of $35,000 was drawn down on February 1, 2013.

On December 12, 2013, the Company entered into a modification agreement (the “Modification Agreement”) with Sprott whereby the Company will repay the Standby Line through 18 equal monthly payments of $1,667 starting on June 30, 2015 with the final payment due on November 30, 2016; previously, the Standby Line was due in full on January 1, 2015. The Company paid $5,000 of principal on the Standby Line in December 2013.

The Sprott debt facility has certain financial covenants, as disclosed in note 19 of the annual consolidated financial statements, which must be maintained on an ongoing basis. The Company was in compliance with all debt covenants throughout the three months ended March 31, 2014 and year ended December 31, 2013.

(i)             Gold Loan

As at	March 31, 2014	December 31, 2013
Accreted principal, net of unamortized transaction costs	$19,143	$22,754
Embedded Derivative asset	(3,079)	(6,702)
Minimum Return Derivative liability	—	2,406
	$16,064	$18,458
Current portion of Gold Loan	18,107	18,024
Current portion of embedded derivative asset	(2,630)	(4,685)
Long term portion of Gold Loan	$587	$5,119

The Gold Loan is being repaid through 29 monthly cash payments starting on January 31, 2013 based on 947 ounces of gold each month multiplied by the Bloomberg gold closing price on the date of payment.

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013

(in thousands of Canadian dollars, except for share information and per share amounts, unaudited)

As a result of the indexation of the principal repayments to the movement in the price of gold, the Gold Loan contains a derivative which is embedded in the Canadian dollar denominated debt instrument (the “Embedded Derivative”). The Embedded Derivative is marked to market at each period end with changes in fair value recorded as other income (expense) and foreign exchange gain (loss), the latter representing the impact of changes in the US$/Canadian$ exchange rate on the fair value of the derivative.

The Modification Agreement provided for the minimum return (the “floor”) on the Gold Loan to increase to 7.5% (from 5% under the original agreement); the minimum return provision is considered a derivative embedded in the Gold Loan (the “Minimum Return Derivative”) due to the floor being in the money at the time of the modification. The Minimum Return Derivative is equivalent to the additional amount (if any) the Company will have to pay at the maturity of the Gold Loan to ensure the return to Sprott is at least 7.5%; the derivative is marked to market at each period end with changes in fair value recorded as unrealized derivative gain (loss).

Gold Loan changes for the three months ended March 31, 2014 and 2013 were as follows:

	Accreted Principal	Transaction Costs	Total
At December 31, 2013	$23,894	$(1,140)	$22,754
Cash payments	(4,075)	—	(4,075)
Interest expense	867	199	1,066
Realized derivative gain	(919)	—	(919)
Realized foreign exchange loss	317	—	317
At March 31, 2014	$20,084	$(941)	$19,143

At December 31, 2012	$37,577	$(1,947)	$35,630
Cash payments	(4,690)	—	(4,690)
Interest expense	1,398	199	1,597
Realized derivative gain	(30)	—	(30)
Realized foreign exchange loss	99	—	99
At March 31, 2013	$34,354	$(1,748)	$32,606

Embedded Derivative and Minimum Return Derivative (together “the embedded derivatives”) movements for the three months ended March 31, 2014 and 2013 are as follows:

Embedded derivatives	Embedded Derivative (asset) liability	Minimum Return Derivative liability	Total
At December 31, 2013	$(6,702)	$2,406	$(4,296)
Unrealized derivative loss (gain)	2,338	(2,406)	(68)
Unrealized foreign exchange loss	1,285	—	1,285
At March 31, 2014	$(3,079)	$—	$(3,079)

At December 31, 2012	$1,145	$—	$1,145
Unrealized derivative gain	(2,064)	—	(2,064)
Unrealized foreign exchange gain	(352)	—	(352)
At March 31, 2013	$(1,271)	$—	$(1,271)

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013

(in thousands of Canadian dollars, except for share information and per share amounts, unaudited)

(ii)          Standby Line

As at	March 31, 2014	December 31, 2013
Balance at beginning of period	$26,275	$—
Loan principal draw down net of transaction costs	$—	$30,905
Principal payments	$—	$(5,000)
Interest expense and unwinding of discount	$1,220	$3,527
Interest payments	$(731)	$(3,157)
	$26,764	$26,275

The Standby Line bears annual interest of 9.75%, compounded monthly. The Company can prepay up to $10,000 of the principal in 2014 without penalty and incur a penalty of 8% for prepayments above $10,000. The Company will incur prepayment penalties of 6% and 4%, respectively, for any prepayments in 2015 and 2016. The Company owes a 2% rollover fee on the outstanding principal at December 31, 2014 which will be reduced to 1% should the Company prepay more than $5,000 in 2014.

(b)         Convertible Debentures

As at	March 31, 2014	December 31, 2013
Balance at beginning of period	$85,292	$81,778
Interest expense and unwinding of discount	2,648	10,390
Interest payments	(3,225)	(6,876)
	$84,715	$85,292

On September 2012, the Company issued 103,500 at $1.0 of Convertible Unsecured Debentures (the “Debentures”) for an aggregate principal amount of $103,500 which bears annual interest at 6.25%, payable semi-annually in arrears on March 31 and September 30 of each year, starting on March 31, 2013, and maturing on September 30, 2017.

The option of the holders to convert the Debentures into common share of the Company resulted in the Debentures being accounted for as a compound financial instrument with $82,512 recorded at inception as long term debt and $20,988 as equity (the latter representing the value of the holder conversion option). The debt component is subsequently measured at amortized cost using the effective interest rate method.

10.       EQUITY

a)             Reserves

i)                Share Options

As at March 31, 2014, the Company had 22,867,465 options outstanding of which 11,599,750 are exercisable. Movements in share options during the three months ended March 31, 2014 and 2013 were as follows:

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013

(in thousands of Canadian dollars, except for share information and per share amounts, unaudited)

	March 31, 2014		March 31, 2013
	Number of options	Weighted-average exercise price	Number of options	Weighted-average exercise price
Outstanding, beginning of year	24,245,365	$1.89	23,087,535	$2.32
Forfeited and expired	(1,312,900)	$2.26	(1,324,050)	$1.83
Exercised	(65,000)	$0.87	(30,000)	$0.79
Outstanding, end of period	22,867,465	$1.87	21,733,485	$2.35
Exercisable, end of period	11,599,750		14,309,650

ii)                                    Share-based payment expense

Share-based payment expense recognized (representing stock option expense for the period) is allocated to production costs (options granted to mine employees), general and administrative costs (options granted to directors and corporate employees), exploration expenses (options granted to individuals involved in exploration work on the green field exploration stage properties), and capitalized as part of mining properties (options granted to individuals involved on the specific projects capitalized). The Company capitalized $Nil of share-based payments for the three months ended March 31, 2014 (same period in 2013 - $146).

The allocation in the condensed consolidated statements of comprehensive income (loss) for the three month periods ended March 31, 2014 and 2013 is as follows:

Three months ended March 31,	2014	2013
General and administrative	$225	$458
Production costs	95	126
Exploration	—	31
Total share-based payments	$320	$615

b)   Basic and diluted loss per share

The basic and diluted loss per share for the three months ended March 31, 2014 and 2013 is calculated as shown in the table below. The diluted income per share for the three months ended March 31, 2014 includes impact of the outstanding options; the impact of the outstanding convertible debentures is not included in the calculations as the impact would be anti-dilutive. The calculation of diluted loss per share for the three months ended March 31, 2013 does not include impact of the outstanding options and convertible debentures as the impact would have been anti-dilutive.

Three months ended March 31,	2014	2013
Net earnings (loss)	$4,695	$(612)
Weighted average basic number of common shares outstanding (in ‘000s)	416,648	416,275
Basic income (loss) per share	$0.01	$(0.00)

Weighted average diluted number of common shares outstanding (in ‘000s)	418,884	416,275
Diluted income (loss) per share	$0.01	$(0.00)

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013

(in thousands of Canadian dollars, except for share information and per share amounts, unaudited)

Three months ended March 31,	2014	2013
Weighted average commons share outstanding	416,648	416,275
In the money shares-share options	2,236	—
Weighted average diluted number of common shares outstanding	418,884	416,275

11.       SUPPLEMENTAL CASH FLOW INFORMATION

Three months ended March 31,	2014	2013
Change in operating working capital
(Increase) decrease in receivables and prepaids	$(1,561)	$767
(Increase) decrease in inventory	(3,975)	564
Increase in accounts payable and accrued liabilities	5,507	5,061
	$(29)	$6,392

Cash and cash equivalents at March 31 consist of:
Cash	$38,819	$11,674
Short term investments	—	40,208
	$38,819	$51,882

	Three months ended March 31,
Non-cash investing and financing activities	2014	2013

Mining interests
Reduction in working capital related to mining interests	$(1,156)	$(1,554)
Shares issued as part of mining property agreements	45	32
Stock options capitalized	—	146
Non cash interest capitalized	—	563
	$(1,111)	$(813)
Assets held for sale
Translation of foreign operations note 7	$—	$156
	$—	$156
Share Capital
Transfer of amounts from contributed surplus	21	13
Shares issued as part of mining property agreement	45	32
Shares issued as part of the Facility agreement	—	700
	$66	$745

12.       SEGMENTED INFORMATION

The Company has two operating segments: mining operations and exploration and advanced exploration. Corporate, which is not an operating segment, includes all the corporate growth and development activities and the corporate team that provides administrative, technical, financial and other support to all of the Company’s business units. Other corporate expenses include general and administrative costs and the Company’s share of loss of its equity investments; finance (loss) income, net, includes bank and debt interest and other charges and interest earned on cash and cash equivalents. The information reported

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013

(in thousands of Canadian dollars, except for share information and per share amounts, unaudited)

below is based on the information provided to the Chief Executive Officer, the chief operating decision maker.

Three months ended March 31, 2014	Mining operations*	Exploration and advanced exploration**	Corporate	Total
Revenues	$61,459	$—	$—	$61,459
Earnings from mine operations	14,397	—	—	$14,397
Expenses
General and administrative	—	—	(3,653)	(3,653)
Exploration and evalution	—	(234)	—	(234)
Share of loss of investments in associates	—	—	(269)	(269)
Earnings (loss) from operations and associates	14,397	(234)	(3,922)	10,241
Other loss	—	—	(607)	(607)
Finance items (net)	—	—	(4,939)	(4,939)
Net earnings (loss)	$14,397	$(234)	$(9,468)	$4,695
Expenditures on mining interests including movements in working capital	14,112	$—	$—	$14,112
Total assets	$459,352	$104,570	$43,406	$607,328
Total liabilities	$39,912	$—	$131,132	$171,044

Three months ended March 31, 2013	Mining operations*	Exploration and advanced exploration**	Corporate	Total
Revenues	$42,857	$—	$—	$42,857
Earnings from mine operations	3,860	—	—	$3,860
Expenses	—
General and administrative	—	—	(3,005)	$(3,005)
Exploration and evalution	—	(423)	—	$(423)
Share of loss of investments in associates	—	—	(319)	$(319)
Earnings (loss) from operations and associates	3,860	(423)	(3,324)	$113

Other income	—	—	2,376	$2,376
Finance items (net)	—	—	(3,101)	$(3,101)
Net earnings (loss)	$3,860	$(423)	$(4,049)	$(612)
Expenditures on mining interests including movements in working capital	$41,036	$35	$—	$41,071
As at December 31, 2013
Total assets	$454,350	$104,568	$39,014	$597,932
Total liabilities	$33,086	$—	$133,678	$166,764

* Mining operations include activities on the Company’s Timmins West Mine, Bell Creek Mine and Bell Creek Mill.

** Exploration and advanced exploration include green field exploration (which is expensed on the consolidated statement of income (loss) as well as properties capitalized as per the Company’s policy (other than expenditures on properties forming part of mining operations).

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013

(in thousands of Canadian dollars, except for share information and per share amounts, unaudited)

The Company sells its gold bullion through several brokers and there is no economic dependence; the Company does not have any long term sales contracts.

13.       FINANCIAL INSTRUMENTS

CARRYING VALUES OF FINANCIAL INSTRUMENTS

The carrying values of the financial assets and liabilities at March 31, 2014 and December 31, 2013 are as follows:

As at,	March 31, 2014	December 31, 2013
Financial Assets
At fair value through profit or loss
Cash and cash equivalents	$38,819	$33,120
Restricted cash	7,343	7,095
Embedded Derivative asset note 9(a)	3,079	6,702
	$49,241	$46,917
Loans and receivable, measured at amortized cost
Receivables	$2,997	$2,405

Available-for-sale, measured at fair value
Investments in public companies	$416	$416

Financial Liabilities
At fair value through profit or loss
Minimum Return Derivative liability note 9(a)	$—	$2,406

Other financial liabilities, measured at fair value
Share-based liabilities	$1,281	$754

Other financial liabilities, measured at amortized cost
Accounts payable and accrued liabilities	$25,524	$21,619
Long term debt note 9	$127,543	$130,025
	$153,067	$151,644

FAIR VALUES OF FINANCIAL INSTRUMENTS

The fair values of cash and cash equivalents, restricted cash, receivables and accounts payable and accrued liabilities approximate their carrying values due to the short term to maturity of these financial instruments. The fair value of Debentures at March 31, 2014 is $93,150 (December 31, 2013 - $79,809).

The fair value hierarchy of financial instruments measured at fair value on the balance sheet is as follows:

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013

(in thousands of Canadian dollars, except for share information and per share amounts, unaudited)

	March 31, 2014	December 31, 2013
As at	Level 1	Level 1

Cash and cash equivalents	$38,819	$33,120
Restricted cash	$7,343	$7,095
Investments in public companies	$416	$416
Standby Line liability note 9(a)	$30,000	$30,120

	Level 2	Level 2
Gold Loan liability note 9(a)	$17,750	$21,192
Embedded Derivative asset note 9(a)	$3,079	$6,702
Minimum Return Derivative liability note 9(a)	$—	$2,406
Share-based liabilities	$1,281	$754

The Company does not have Level 3 input financial instruments. The Company does not offset financial assets with financial liabilities and there were no transfers between Level 1 and Level 2 input financial instruments in the period.

The fair value of the gold loan liability and embedded derivative (asset) liability are determined by discounting future payments based on forward gold prices and forward US$/Canadian$ foreign exchange rates.

The fair value of share based liabilities and warrant investments are determined based on option pricing models that utilize a variety of inputs that are a combination of quoted prices and market corroborated inputs.